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                              May 5, 2020

       Joshua B. Goldstein
       General Counsel
       Masterworks 010, LLC
       497 Broome Street
       New York, New York 10013

                                                        Re: Masterworks 010,
LLC
                                                            Offering Statement
on Form 1-A
                                                            Filed on April 6,
2020
                                                            File No. 024-11189

       Dear Mr. Goldstein:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Form 1-A filed April 6, 2020

       Organizational Structure, page 6

   1. We note that you have listed some broad categories of risk factors applicable to an investment in your
offering. Item 3 of Form 1-A requires a carefully organized series of short, concise
paragraphs, summarizing the most significant factors that make the offering speculative or
substantially risky. Please revise.
       General

   2. On the landing page of your web-site, you include the banner "join an exclusive community of blue-chip
art investors" and you depict several pieces of art, as well as the purchase price and sale
price, however, you do not make it clear that you do not own any of these pieces of art
and the purchase and sale prices do not represent prices at which you have bought or sold.
Please revise to make this clear or tell us how this depiction is appropriate.
 Joshua B. Goldstein
Masterworks 010, LLC
May 5, 2020
Page 2
3. On the landing page of your web-site under the heading "Artists," you identify several artists as well as the median annual returns on art produced by the artists, however, you do not make it clear that you do not own art produced by all of these artists nor are the returns for those artists in which you do own art representative of your returns, given that you have yet to sell any art. Please revise to make these points clear or tell us why this presentation is appropriate.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

        You may contact Tony Watson, Staff Accountant at 202-551-3318 or Donna
Di
Silvio, Staff Accountant at 202-551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney at 202-
551-3342 or Mara Ransom, Office Chief at 202-551-3264 with any other questions.



FirstName LastNameJoshua B. Goldstein                           Sincerely,
Comapany NameMasterworks 010, LLC
                                                                Division of
Corporation Finance
May 5, 2020 Page 2                                              Office of Trade
& Services
FirstName LastName